SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

CHANGE IN THE COMPOSITION OF THE STATUTORY COMPLIANCE AND AUDIT COMMITTEE

São Paulo, November 10, 2025 - Braskem S.A. (“Braskem” or the “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with Articles 33, XXIX of CVM Resolution 80, hereby informs its shareholders and the market in general that the Board of Directors of the Company approved, in a meeting held on this date, a change in the composition of the Statutory Compliance and Audit Committee (“CCAE”), with the election of Mr. José Mauro Mettrau Carneiro da Cunha, replacing Mr. Roberto Faldini, to complete the term of office until the first meeting of the Board of Directors to be held after the 2026 Annual General Meeting.

The summarized curriculum of Mr. José Mauro Mettrau Carneiro da Cunha, who is also a member of the Company’s Board of Directors, is attached to this Notice.

Due to the approved replacement, the CCAE now has the following composition: (i) Gesner José de Oliveira Filho, as Coordinator; (ii) Carlos Plachta; (iii) José Mauro Mettrau Carneiro da Cunha; (iv) Maria Helena Pettersson; and (v) Gustavo Raldi Tancini, with the last two being financial experts of the CCAE.

Additional information can be obtained from the Investor Relations Department by phone at +55 11 3576- 9531 or by email braskem-ri@braskem.com.br.

CURRICULUM

Mr. José Mauro Mettrau Carneiro da Cunha was elected an effective member of the Company’s Board of Directors on December 20, 2019, upon appointment by shareholder Novonor, and re-elected on May 29, 2020, April 19, 2022, and April 29, 2024. On February 3, 2025, Mr. José Mauro ceased to exercise the duties of Chairman of the Board of Directors and began to act as an effective member. Mr. José Mauro was Chairman of the Board of Directors of Novonor until January 2024, Chief Executive Officer of Novonor from April 2021 to March 2022, and member of the Board of Directors of Oi S.A. from September 2018 to September 2020, having previously acted as Chairman of the Board of Directors of Oi S.A. since 2009. He began his career as an employee at BNDES, where he exercised various functions and held various executive positions (from 1974 to 1990), having also been appointed Director (from 1991 to 1998) and Vice President, responsible for the areas of Industrial Operations, Legal Affairs, and Tax Matters (from 1998 to 2002). His main professional experiences include: (i) Effective Member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A. in September 2015); (ii) Effective Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim Chief Executive Officer of Oi S.A. in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also acted as Alternate Member of the Board of Directors in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., formerly named Calais Participações S.A. (from 2007 to December 2016); (v) Effective Member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Effective Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Effective Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Effective Member of the Board of Directors of the following companies: (a) Braskem S.A. (from 2007 to 2010), where he previously acted as Vice President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro graduated in Mechanical Engineering from the Catholic University of Petrópolis, in Rio de Janeiro, in 1971. He completed the Executive Program in Management at the Anderson School, University of California, in December 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.